Exhibit 4.5

DATED  17 MARCH 2016

(1) BT GROUP PLC

(2) SIMON LOWTH

DIRECTOR’S SERVICE CONTRACT

1.	INTERPRETATION	3

2.	PERIOD	5

3.	DUTIES	5

4.	SHARE DEALING AND OTHER RULES	6

5.	CONFLICTS	7

6.	SALARY	8

7.	PENSION	9

8.	INSURANCE	9

9.	HOLIDAY	9

10.	CAR	10

11.	TELECOMMUNICATIONS FACILITIES	10

12.	SICK PAY	10

13.	MEDICAL EXAMINATION	11

14.	EXPENSES	11

15.	PROFESSIONAL SUBSCRIPTIONS AND ADVICE	11

16.	INTELLECTUAL PROPERTY	11

17.	DISCIPLINARY AND GRIEVANCE PROCEDURE	12

18.	OBLIGATION TO PROVIDE WORK	12

19.	TERMINATION	13

20.	CONFIDENTIALITY	15

21.	RESTRICTIONS	17

22.	DATA PROTECTION	17

23.	CONTINUATION	17

24.	VARIATION	18

25.	NOTICES	18

26.	COUNTERPARTS	18

27.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999	18

28.	MISCELLANEOUS	18

DATED  17 MARCH 2016

PARTIES

1)	BT GROUP PLC (registered number 4190816) whose registered office is at 81 Newgate Street, London, EC1A 7AJ (BT)

2)	SIMON LOWTH whose address is 81 Newgate Street, London, EC1A 7AJ (the Director)

1.	INTERPRETATION

1.1 In this Agreement the following expressions shall mean:

Associated Company	any company or venture in which BT or any other member of the BT Group has a shareholding or equity participation;

Benefits	pension benefits (including life cover), health cover, dental cover, the car currently provided, together with the cost of car maintenance, insurance and motor vehicle tax (but not petrol);

Board	the board of directors of BT, or a committee of the board;

BT Group	BT, all its Subsidiaries from time to time and any Holding Company (or any Subsidiary of any such Holding Company from time to time);

Chairman	the chairman of BT or his designated nominee;

Chief Executive	the Chief Executive of BT or his delegated nominee;

Commencement Date	4 July 2016;

Confidential Information	any information (whether or not recorded in documentary form, or stored on any magnetic or optical disk or memory or otherwise) including, but not limited to, any information relating to the business, products, affairs, or finances of the BT Group or its Associated Companies, which is treated as confidential to the BT Group or its Associated Companies or which you are told or ought reasonably to know is confidential or information which has been given to the BT Group or its Associated Companies in confidence by customers, suppliers or other persons, and any trade secrets including, without limitation, technical data and know-how relating to the business of the BT Group or its Associated Companies or any of its business contacts;

Employment	the Director’s employment in accordance with the terms and conditions of this Agreement;

Group Company	any company in the BT Group;

Holding Company	any holding company (as defined in section 1159 of the Companies Act 2006) from time to time of BT.

Salary	£700,000 a year or such higher salary as may be determined by the Board and such salary will be deemed to accrue from day to day;

Subsidiary	any subsidiary which for the time being is a subsidiary company (as defined in Section 1159 of the Companies Act 2006) of BT or of any Holding Company.

1.2 A reference to something being determined, specified or required by BT includes a determination, specification or requirement from time to time.

1.3 This Agreement supersedes any previous agreement between BT or any other Group Company and the Director.

2.	PERIOD

Subject to Paragraph 19, this Agreement will commence on the Commencement Date and will continue until either BT has given to the Director written notice of not less than twelve months to terminate this Agreement or the Director has given to BT written notice of not less than six months to terminate this Agreement.

The Director’s period of continuous employment for statutory purposes will begin on 4 July 2016.

3.	DUTIES

3.1 BT will employ the Director and the Director shall serve BT as a full-time executive director as Group Finance Director and in such other related capacity as BT shall reasonably direct. BT may at any time and at its sole and absolute discretion remove from, add to or otherwise vary any of the Director’s duties provided that such changes are not inconsistent with and do not undermine the Director’s status as Group Finance Director.

3.2 During the Employment, the Director will:

(a)	diligently perform all such duties and exercise all such powers as are lawfully and properly assigned to him from time to time by the Board, whether such duties or powers relate to BT or the BT Group and Associated Companies, at such locations in the United Kingdom or overseas, as the Board or the Chairman may specify. The Director shall be based at the BT’s global head office in central London;

(b)	comply with all BT rules, regulations, policies and procedures (including codes of conduct) and those of any applicable Group Company or Associated Company from time to time in force;

(c)	comply with all directions lawfully and properly given to him by the Board;

(d)	abide by any statutory, fiduciary or common-law duties to BT and any other Group Company of which the Director is a director;

(e)	unless prevented by sickness, injury or other incapacity, and other than any time reasonably spent on any external non-executive directorship which has been approved by the Remuneration Committee of BT, devote the whole of his time, attention and abilities during his working hours to the business of BT or any other Group Company or Associated Company for which he is required to perform duties;

(f)	promptly provide the Board with all such information as it may require in connection with the business or affairs of BT and of any other Group Company or Associated Company for which he is required to perform duties; and

(g)	report to BT and any applicable Group Company or Associated Company any matters of concern that come to his attention, or of which he is aware (including, without limitation, his own wrongdoing), in particular any wrongdoing (or proposed wrongdoing), acts of misconduct, dishonesty, breach of any policies of the BT Group or Associated Companies, including but not limited to the codes of conduct or breach of any relevant regulatory rules committed, contemplated or discussed by any member of staff, contractor or other third party.

3.3 The Director’s working hours will be such hours as are required for the proper performance of his duties.

3.4 The Director agrees, that due to the autonomous nature of his role the duration of his working time cannot be measured or monitored and, accordingly, the Director’s employment falls within the scope of regulation 20 of the Working Time Regulations 1998 (the Regulations).

3.5 The Director’s employment with BT is subject to and conditional upon his being entitled to be lawfully employed by BT in the UK and the Director providing evidence, satisfactory to BT, of the same. The Director will not be permitted to commence employment unless and until he has done this to BT’s satisfaction. The Director agrees to immediately notify BT about any change to his entitlement to work for BT in the UK, including, but not limited to, the cessation of such entitlement. If the Director’s lawful employment in the UK is subject to BT making an application for a visa, permission or any other approval in respect of the same, it is a condition of the Director’s employment that he cooperates with any such application and provides BT with any information, assistance and documents as BT may specify.

3.6 Should the Director:

(a)	cease, or appear in BT’s belief to have ceased, to be entitled to be lawfully employed by BT in the UK;

(b)	fail to provide upon request documents to demonstrate that he is entitled to be lawfully employed by BT in the UK; or

(c)	not provide BT with such information, assistance or documents as it may specify in relation to any application relating to the Director’s lawful employment in the UK,

BT may terminate the Director’s employment without notice and without compensation or Payment in Lieu.

3.7 BT shall be entitled from time to time and at its sole and absolute discretion to appoint another person to act jointly with the Director in circumstances where the Director is suspended or on garden leave pursuant to Paragraph 18.1 of this Agreement or during any period of long term sickness absence exceeding one month. The Director agrees that in any cases of his sickness absence for less than one month, there may be appropriate delegation of his authority during such absence.

4.	SHARE DEALING AND OTHER RULES

4.1 The Director will comply with the BT share dealing rules, BT’s Articles of Association and with all applicable rules and regulations from time to time of the UK Listing Authority and any other relevant regulatory bodies, including the Model Code on dealings in securities.

4.2 The Director shall be familiar with and shall comply in all respects with:

(a)	the Criminal Justice Act 1993, the Financial Services and Markets Act 2000, the Companies Act 2006 and the Bribery Act 2010;

(b)	all requirements as to the disclosure of inside information; and

(c)	BT’s anti-corruption and bribery policies and any related procedures;

in so far as the same are applicable to the Employment and/or as they may apply to BT, any other Group Company, the trading of the shares of BT and/or any other Group Company, and/or the trading of any instruments or investments that are related to and/or connected with BT and/or any other Group Company.

4.3 The Director shall at all times comply with, abide by and accept:

(a)	any code that relates to pay and/or bonuses as may be issued from time to time by any regulator and/or pursuant to any act of Parliament;

(b)	the requirements or directions of any regulator;

(c)	any remuneration code or policy of BT or any other Group Company as may exist from time to time; and/or

(d)	BT’s and/or any other Group Company’s determination or interpretation (acting reasonably and in good faith) in respect of any of the matters mentioned in this Paragraph 4.3.

4.4 The Director shall at all times comply with every applicable regulation of any stock exchange anywhere in the world on which BT’s and/or any other Group Company’s shares and/or stock are listed and/or traded.

4.5 The Director shall at all times:

(a)	consent to BT or any other Group Company inspecting any electronic equipment used by the Director in connection with the business of the BT Group, and to monitoring and recording any use that he makes of the BT’s or any other Group Company’s electronic communications and information technology systems for the purpose of ensuring that BT’s rules (and those of any other Group Company) are being complied with and for legitimate business purposes; and

(b)	comply with any electronic communication systems policy that BT may issue from time to time.

5.	CONFLICTS

5.1 The Director will promote, and not do anything which is harmful or conflicts with, the interests and reputation of the BT Group.

5.2 The Director will not without obtaining prior written consent of the Chairman:

(a)	work for (in any capacity) any other person, business, organisation or company or be engaged, concerned or interested either directly or indirectly in any other trade, profession, business or occupation or hold any directorship or office in any company or entity; or

(b)	hold any shares or interests in any business or company that does or is likely to compete with the businesses of the BT Group.

5.3 The Director will pay to BT any fees received from any directorship of another company, unless BT otherwise agrees.

5.4 In the event that the Director becomes aware of any conflicts of interest that may arise, he must disclose these without delay to the Board.

6.	SALARY

6.1 The Director will be paid the Salary in twelve equal monthly instalments, payable on the last business day of each month.

6.2 The Director’s salary will be inclusive of all fees and other remuneration to which he may be or become entitled as an officer of any Group Company or Associated Company.

6.3 The Director may be paid a bonus at the discretion of the Board. If any bonus is paid it may be paid at such intervals (or deferred), in such form and subject to such conditions as the Board may at its discretion decide. In the event that the Director leaves employment part way through a financial year, BT shall consider (acting reasonably and good faith) whether the Director should be paid a bonus by reference to the period served during that year (and, if applicable, a bonus for the prior completed financial year).

6.4 The Director may, at the discretion of the Board, participate in any scheme established for BT employees to acquire shares in BT subject to the applicable rules of the scheme, but participation under such schemes will not form part of this Agreement.

6.5 The Director agrees that, pursuant to Part II of the Employment Rights Act 1996, BT has the right to deduct from his salary and/or bonus and/or any other sum or benefit due to the Director any amount owed to BT and/or any other company in the BT Group by the Director.

6.6 Following the enactment of sections 79 to 82 of the Enterprise and Regulatory Reform Act 2013:

(a)	any obligation of BT or any other Group Company or Associated Company under this Agreement and any other arrangement relating to remuneration from which the Director benefits or enters into since he became a director of BT shall be subject to and conditional on approval by BT shareholders in a general meeting of a policy on directors’ remuneration in accordance with the terms of such legislation; and

(b)	in the event such approval is not obtained at any such general meeting, the Director will have no entitlement to compensation or damages in respect of any loss suffered in consequence thereof.

6.7 Any sums paid under this Agreement will be paid subject to applicable deductions for income tax and employee’s National Insurance contributions.

7.	PENSION

7.1 BT will pay a cash allowance in an amount of 30 per cent of the Salary in each year in lieu of a contribution to the Director’s personal pension by twelve equal monthly instalments, payable on the last business day of each month. Such payments will be subject to deductions for tax and employee’s national insurance contributions that BT may apply from time to time.

7.2 BT will comply with its automatic enrolment obligations under legislation in relation to the Director. If the Director is automatically enrolled to an automatic enrolment scheme nominated by BT in accordance with its automatic enrolment obligations and does not opt out, or if the Director opts in to such a scheme, the pension allowance described in Paragraph 7.1 will be reduced by an amount equal to the aggregate of any employer and employee contributions (including tax relief in respect of such contributions, if any) payable to or in respect of the Director to such scheme.

8.	INSURANCE

8.1 During the Employment, subject to the Director’s age, health and/or any other personal characteristics (or, where relevant, that of his spouse or children) not being such as to prevent cover being obtained without exceptional conditions or unusually high premiums, and to the terms of the relevant policy and rules of the relevant insurer or provider from time to time, BT will:

(a)	arrange for the benefit of the Director life insurance cover equal to four times the Salary; and

(b)	arrange private health cover for the Director, the Director’s spouse and children under the age of 18 (or 21 if in full-time education) and dental cover for the Director and the Director’s spouse.

8.2 The Director acknowledges that as the above insured benefits are insured arrangements, the payment of any benefit is subject to the discretion of the insurers. BT has no obligation to assist the Director in the advancement of any claim under such insurance, nor any obligation to make any payment or provide any alternative benefit should the insurer refuse to pay or provide cover for any reason.

8.3 Subject to cover being available on usual terms and subject always to the rules of the relevant scheme, BT shall procure that the Director continues to be covered in accordance with the terms of the relevant scheme and to the same extent as the other directors of BT under BT’s Directors, Officers and Professional insurance coverage in respect of the period(s) during which the Director was a director of BT or any Associated Company.

9.	HOLIDAY

9.1 The Director will be entitled to paid statutory holidays and to 25 days’ paid holiday in each year which accrues rateably each month in arrears, to be taken at times agreed with the Chief Executive. BT’s holiday year runs from 1 April to 31 March.

9.2 The Director shall not be entitled to carry forward unused holiday entitlement from any holiday year to any subsequent holiday year. The Director’s holiday entitlement shall be pro-rated for his first and final year of employment to be consistent with such part of BT’s holiday year that the Director is employed.

9.3 If the Director’s employment shall terminate before he has taken his full accrued entitlement to holidays for that year, he shall be entitled to accrued holiday pay of one day’s salary (calculated at a daily rate of 1/260ths of the Director’s annual salary) for each complete day of such entitlement not taken and accrued due at such termination (his accrued entitlement to holidays being deemed for this purpose to accrue from day to day).

9.4 If the employment of the Director shall terminate and the Director has taken more holidays than his accrued entitlement for the holiday year in which such termination occurs, BT shall be entitled to make a commensurate deduction from any final payment (whether of Salary, expenses or otherwise) to be made to the Director.

9.5 If either party gives notice to terminate the Director’s employment, the Board may require the Director to take any accrued but unused holiday entitlement during the notice period (whether or not the Director is suspended or not undertaking any duties in accordance with Paragraph 18).

9.6 During any continuous period of absence due to sickness or injury which prevents the Director from carrying out his duties for one month or more the Director shall not accrue holiday under this Agreement and the Director’s entitlement under Paragraph 9.1 for the holiday year in which such absence takes place shall be reduced pro rata save that it shall not fall below the Director’s entitlement under the Working Time Regulations 1998.

10.	CAR

BT will provide the Director with a car and a driver both appropriate to his status and responsibilities in accordance with BT’s company car policy from time to time. BT will bear the cost of taxing, insuring, repairing and maintaining the car as well as the cost of petrol for business and private mileage. The Director may elect to receive an annual allowance of £18,500 (payable monthly) in lieu of the provision of a car and any other benefits (save for the provision of a chauffeured car) under this Paragraph 10, subject to income tax and other statutory deductions. For the avoidance of any doubt, if the Director elects to receive a car allowance, he will still be provided with a chauffeured car during the Employment.

11.	TELECOMMUNICATIONS FACILITIES

BT will provide telecommunications facilities at the Director’s main residence all as determined by BT.

12.	SICK PAY

12.1 During the Employment, the Director will be entitled to receive sick pay (inclusive of any statutory sick pay and any benefits payable under any permanent health insurance effected by BT) of:

(a)	one twelfth of the Salary for each month in the first six months; and

(b)	one twenty-fourth of the Salary for each month in the next six months in total in any continuous period of two years, subject to production of medical certificates and to such other requirements as BT may reasonably request, including (without limitation) the Director complying with BT’s sickness policies and procedures for executives (including any sickness reporting obligations).

13.	MEDICAL EXAMINATION

BT may, at its expense, require the Director to be examined by a medical practitioner of BT’s choice. BT’s Chief Medical Officer will be entitled to receive a copy of any report produced in connection with all such examinations (provided always that the Director shall first be given an opportunity to review such report and to provide comments on it to the relevant medical practitioner), on a confidential basis, and to discuss the contents of the report with the doctor who produced it.

14.	EXPENSES

BT will reimburse authorised expenses properly incurred in the course of the Director’s duties against receipts or other proof of expenditure.

15.	PROFESSIONAL SUBSCRIPTIONS AND ADVICE

15.1 The Director will be reimbursed subscriptions to professional bodies where the Chairman considers it to be in the interests of BT.

15.2 BT will pay the cost of personal tax and financial planning advice up to a maximum of £5,000 (excluding VAT) a year.

16.	INTELLECTUAL PROPERTY

16.1 Subject to the Patents Act 1977, the Registered Designs Act 1949 and the Copyright, Designs and Patents Act 1988, any invention, design, or copyright work, including without limitation all documents, data, drawings, specifications, articles, computer programmes, object codes, source codes, network designs, business logic, notes, sketches, drawings, reports, modifications, tools, scripts or other items (Works), made by the Director during the course of employment with BT (whether or not in the course of his duties) shall immediately upon creation or performance vest in and shall be and remain the sole and exclusive property of BT, and the Director hereby irrevocably and unconditionally assigns to BT, all right, title and interest in and to the same. The Director will not use, disclose to any person or exploit any Works belonging to BT.

16.2 The Director must promptly notify BT of any Works which he creates, which shall become the absolute property of BT and hereby unconditionally waives in favour of BT all rights (if any) he may have under Chapter IV (moral rights) of the Copyright, Designs and Patents Act 1988 (or any foreign corresponding rights) in connection with the authorship of any Works, wherever in the world enforceable, including without limitation the right to be identified as the author of such Works and the right not to have such Works altered or subjected to derogatory treatment.

16.3 The Director agrees to execute any formal and additional assignment required by BT to vest or confirm the vesting in it of all rights in any Works as set out in this Paragraph 16 at the expense of BT.

16.4 The Director hereby authorises BT to appoint someone to be his attorney and in his name and on his behalf, to sign, execute and do all such things as BT thinks necessary or desirable to fully vest or confirm the vesting in it of all rights in any Works as set out in this Paragraph 16.

16.5 The terms and obligations of this Paragraph 16 survive the expiry or termination of the Employment or this Agreement for any reason.

17.	DISCIPLINARY AND GRIEVANCE PROCEDURE

17.1 BT and the Director agree that this Paragraph 17 has no contractual force or effect and that BT may depart from or vary this Paragraph 17 and/or any steps taken under this Paragraph 17.

17.2 Any disciplinary proceedings shall be carried out in accordance with such procedures as the Chairman deems appropriate and these procedures shall not have contractual effect. If the Director is dissatisfied with any disciplinary decision taken in relation to him he may appeal in writing to the Board within 7 days of that decision. The Board’s decision shall be final.

17.3 If the Director has any grievance he may apply in writing to the Chairman who personally will either propose a solution or refer the matter to the Board.

18.	OBLIGATION TO PROVIDE WORK

18.1 BT may:

(a)	suspend the Director, if the Board reasonably considers this appropriate, for the purpose of investigating alleged misconduct by the Director, such suspension to be for no longer than is reasonable and necessary in the circumstances; or

(b)	if notice to terminate this Agreement has been given or received or the Director seeks to or indicates an intention to resign (or terminate) the Employment without notice (or full notice), vary the Director’s duties or require the Director to cease performing all duties during all or part of the notice period (or during the period that should have been the notice period), in which case BT may continue to pay the Salary in accordance with Paragraph 6.1 and provide the Benefits under this Agreement until this Agreement terminates and the Director will, in addition to his duties of fidelity, confidence and good faith, continue to comply with his obligations under this Agreement, including under Paragraph 5.

For the avoidance of any doubt, this Paragraph 18.1 is without prejudice to the Director’s rights to claim constructive dismissal.

18.2 Where Paragraph 18.1 applies, BT may require the Director:

(a)	not to attend any BT Group or Associated Company premises;

(b)	to refrain from business contact with any customers, prospective customers, workers, officers, directors, employees or any other business contacts of the BT Group or any Associated Company;

(c)	to take any holiday which has accrued or is accruing under Paragraph 9 during any period of suspension under this Paragraph 18.2;

(d)	to perform work at home in relation to matters of which he has knowledge or which fall within his competence (and are appropriate to his status) and keep the Board informed of his whereabouts and contact details (except in periods taken as holiday);

For the avoidance of any doubt, where Paragraph 18.1 applies, the Director will:

(a)	not compete with BT, any Group Company or any Associated Company; and/or

(b)	not do any act or thing or make or cause to be made any statement reasonably likely to damage the business or reputation of BT, any Group Company or any Associated Company.

18.3 Where Paragraph 18.1(b) applies, the Director will at BT’s request promptly resign in writing as a director of BT (and as a member of any committee of the Board), any other Group Company and of any company of which BT is a shareholder (if necessary, in accordance with Paragraph 19.7) but this Agreement will not terminate on the Director resigning under this sub-paragraph.

19.	TERMINATION

19.1 This Agreement will terminate immediately, without compensation, Payment in Lieu or prior notice subject to Paragraphs 18.3 and 19.3, if the Director resigns as a Director of BT or any Group Company (other than at the request of the Company) or if the Director is disqualified from acting as a director.

19.2 BT may terminate this Agreement without notice, and without compensation or Payment in Lieu, if the Board reasonably believes after full and proper investigation that the Director:

(a)	is incapacitated for any reason from performing the Director’s duties for a continuous period of one year or any periods totalling 365 days in any continuous period of two years; or

(b)	is guilty of any fraud, dishonesty or disreputable conduct; or

(c)	is guilty of any misconduct (including outside the course of his employment) or neglect of duty after receiving a written warning, such that there is a breakdown in trust and confidence between the Director and BT; or

(d)	is guilty of any gross misconduct or gross negligence or any conduct which, in the reasonable opinion of the Board does or may result in the breakdown in trust and confidence between the Director and BT and/or which does or may prejudice any Group Company’s business or reputation; or

(e)	is guilty of a breach of the rules or regulations as amended from time to time of the UK Listing Authority (including the Model Code for transactions in securities by directors and certain senior executives of listed companies) or any other regulatory authorities relevant to BT or any other Group Company or any code of practice issued by BT or any Group Company from time to time relating to dealing in securities of BT or any Group Company; or

(f)	is convicted of any criminal offence (other than under the Road Traffic Acts for which a penalty of imprisonment is not imposed); or

(g)	repeatedly fails after receiving a written warning to follow BT’s policies and procedures or his obligations in this Agreement such that there is a breakdown in trust and confidence between the Director and BT.

19.3 If the Director ceases to be a director of BT because he is not re-elected or deemed to be re-elected at a general meeting, BT shall terminate this Agreement by paying compensation in lieu of notice.

19.4 Subject to Paragraph 19.5 and the Director complying with his obligations thereunder, in lieu of giving the Director the notice referred to in Paragraph 2 or at any time during any notice period (whether given or received by BT), BT may (but shall not be obliged to) terminate this Agreement immediately and make a payment in lieu of notice equal to:

(a)	the Salary which the Director would have been entitled to receive in accordance with Paragraph 6.1 during the notice period referred to in Paragraph 2.1 if notice had been given or received or (if notice has already been given or received) during the remainder of the notice period, and

(b)	the cost to BT of continuing to provide the Benefits during that period. Alternatively BT may in its absolute discretion continue to provide such Benefits during that period,

(the Payment in Lieu).

19.5 The Payment in Lieu will be payable in equal monthly instalments on the normal payroll dates. These instalments will continue until the date on which the relevant notice period would have expired or (if earlier) the date on which the Director secures alternative employment or alternative engagements with the same or a higher basic salary or fee as the Salary, subject to the conditions set out in sub-Paragraphs 19.5(a) to 19.5(c) below:

(a)	the Director will provide to the Board such evidence as it may reasonably require on a monthly basis to show that he is making all reasonable efforts to secure alternative employment or engagements and full details of his remuneration package in any such employment or engagements;

(b)

in the event that the Director secures alternative employment or engagement(s) above a basic annual salary or fee of £30,000 but at a lower basic salary or fee than the Salary, then subsequent instalments of the Payment in Lieu shall be reduced by an amount equal to such lower salary or fee (expressed on a monthly basis) in calculating the Payment in Lieu. The Payment in Lieu will be further reduced as the Board deems appropriate if the remuneration arrangements agreed between the Director and his new employer, in the reasonable opinion of the Board, are not appropriately balanced between basic salary and other incentives and benefits in accordance with market practice; and

(c)	in the absence of such evidence or if the Board is not satisfied (on reasonable grounds) that the evidence provided shows that the Director is making reasonable efforts to secure alternative employment or engagement(s), BT may cease making any further payments. In these circumstances, the Director shall have no right to any compensation or damages whatsoever in respect of the loss of any further instalments of the Payment in Lieu that would otherwise have been due to him.

19.6 Upon termination of this Agreement, the Director will at BT’s request promptly resign in writing as a director of BT (and as a member of any committee of the Board or any other office holdings) and of any company of which BT is a shareholder and from any Group Company, and will promptly return to BT any property of the BT Group.

19.7 The Company Secretary of BT is irrevocably authorised as the Director’s power of attorney to sign a letter of resignation on behalf of the Director if he fails to do so.

19.8 After the termination of his employment under this Agreement, the Director shall, on request, render such assistance and perform such tasks and functions as BT may reasonably require for its business to assist BT or any other Group Company to deal properly, efficiently and cost-effectively with any matters in connection with the affairs of BT and/or any other Group Company and in respect of which the Director has particular knowledge and expertise by reason of his employment under this Agreement provided always that such assistance will not unreasonably interfere with any new employment or engagement secured by the Director. The Director shall be entitled to be reimbursed all reasonable out of pocket expenses properly incurred in rendering such assistance and performing such tasks and functions if approved in advance by BT.

20.	CONFIDENTIALITY

20.1 The Director will keep secret and will not at any time (whether during the Employment or thereafter) use for his own or another’s advantage, or reveal to any person, firm, company or organisation and shall use his best endeavours to prevent the publication or disclosure of, any Confidential Information relating to any company in the BT Group, any Associated Company or any third party which may have been obtained in the course of this Employment.

20.2 This prohibition does not apply to Confidential Information that comes into the public domain through no act or neglect of the Director, to any disclosure or use authorised by the Board, to any use or disclosure in the proper course of the Director’s duties, to any disclosure ordered by a court of competent jurisdiction (or otherwise required by law) or so as to prevent the Director making a protected disclosure within the meaning of section 43A of the Employment Rights Act 1996.

20.3 The Director shall promptly disclose to BT any information which comes into his possession which affects adversely or may affect adversely BT or the business of BT or any other Group Company. Such information shall include (but shall not be limited to):

(a)	the plans of any employee or worker (other than the Director) to leave BT or any other Group Company (whether alone or in concert with other employees);

(b)	the plans of any employee or worker (whether alone or in concert with other employees) to join a competitor or to establish a business in competition with BT, any other Group Company or any Associated Company;

(c)	any steps taken by the employee or worker to implement either of such plans; and

(d)	the misuse or intended misuse by any employee or worker of any Confidential Information belonging to BT or any other Group Company.

If the Director has made a final decision to terminate the Employment or to resign from any directorship with BT or any Group Company or if he accepts an offer of any other employment (whichever is sooner), he will immediately disclose his decision or the acceptance of such offer to the Board.

20.4 All notes, memoranda, records, lists of customers and suppliers and employees, correspondence, documents, discs and tapes, digital memory and data storage devices, computer software, computer programmes, computer operating systems, computers, laptops, tablet computers, mobile phones, PDAs, other portable electronic devices, data listing, codes, and other documents and material whatsoever (whether made or created by the Director or otherwise and whether or not containing Confidential Information) relating to the business of BT or any other Group Company (and any copies of the same):

(a)	shall be and remain at all times during the period of the Employment and after its termination the property of BT or any other Group Company (as the case may be);

(b)	shall be handed over and delivered by the Director to BT (or to such other Group Company as the case may require) immediately on demand and in any event on the termination of the Employment (whether or not requested by BT); and

(c)	shall be destroyed by the Director on request by BT;

(d)	and, immediately on demand and in any event on the termination of his employment (whether or not requested by BT), the Director will provide to BT a statement that he has complied with the requirements in Paragraphs 20.4(b) and 20.4(c).

To the extent that it is reasonably practicable and subject to any documents or information being legally privileged, it is agreed that BT will provide the Director (during and after the Employment) with copies of Board minutes (and documents referred to therein) relating to any period during which he has been a director of BT where they are requested by the Director for the purpose of defending himself in any legal, regulatory or quasi-judicial proceedings. The Director will keep any such Board minutes and/or such other documents confidential save where required by any legal obligation. For the avoidance of any doubt, the parties agree that it is not reasonably practicable to provide the Director with any Board minutes and/or such other documents where such minutes or other documents are covered by the Official Secrets Act or are otherwise restricted under the Government classifications of top secret, secret, classified or restricted information.

20.5 This Paragraph 20 shall continue to apply after the termination of the Employment and the Agreement (whether terminated lawfully or not) without limit in time.

21.	RESTRICTIONS

21.1 The Director will be bound by the provisions of the Schedule to this Agreement.

21.2 The 12 month periods referred to in the Schedule will be reduced by any time during which the Director has been suspended, excluded from the premises of the BT Group or not required to undertake his duties under Paragraph 18 immediately prior to the termination of the Employment.

21.3 The Director will not at any time after termination of the Employment represent himself as being in any way concerned with or interested in the business of, or employed by, any company in the BT Group or any Associated Company.

22.	DATA PROTECTION

22.1 The Director consents to any Group Company processing data relating to the Director for legal, personnel, administrative and management purposes and in particular to the processing of any sensitive personal data (as defined in the Data Protection Act 1998) relating to the Director, including, as appropriate:

(a)	information about the Director’s physical or mental health or condition in order to monitor sick leave and take decisions as to the Director’s fitness for work and health cover;

(b)	the Director’s racial or ethnic origin or religious or similar information in order to monitor compliance with equal opportunities legislation; and

(c)	information relating to any criminal proceedings in which the Director has been involved for insurance purposes and in order to comply with legal requirements and obligations to third parties.

22.2 BT may make such information available to any Group Company, those who provide products or services to any Group Company (such as advisers and payroll administrators), regulatory authorities, potential or future employers, governmental or quasi-governmental organisations and potential purchasers of BT or the business or businesses in which the Director works.

22.3 The Director consents to the transfer of such information to any Group Company and any Group Company’s business contacts outside the European Economic Area in order to further their business interests even where the country or territory in question does not maintain adequate data protection standards.

23.	CONTINUATION

Paragraphs 16, 19.5, 19.6, 19.7, 20, 21 and 22 inclusive will continue in force after the termination of this Agreement.

24.	VARIATION

BT may vary Paragraphs 8 to 12 inclusive, 15 and 17 but only after first consulting the Director and provided always that the Director is treated no less favourably than other executives of comparable status.

25.	NOTICES

Any notice or document may be served on the Director personally or by posting it to his last known address, or on BT addressed to the Company Secretary at its registered office, and if sent by first class post will be deemed to have been received within 24 hours of posting.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and by each party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart signature page of this Agreement by e-mail or fax shall be as effective as delivery of a manually executed counterpart of this Agreement. In relation to each counterpart, upon confirmation by or on behalf of the signatory that the signatory authorises the attachment of such counterpart signature page to the final text of this Agreement, such counterpart signature page shall take effect together with such final text as a complete authoritative counterpart.

27.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

Save for any Group Company or any Associated Company, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

28.	MISCELLANEOUS

28.1 This Agreement (together with the Offer Letter) constitutes the entire agreement and understanding between the parties, and supersedes all other agreements both oral and in writing between BT and the Director (other than those expressly referred to herein). The Director acknowledges that he has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set out in this Agreement or expressly referred to in it as forming part of the Director’s contract of employment.

28.2 The Director represents and warrants to BT that he will not by reason of entering into the Employment, or by performing any duties under this Agreement, be in breach of any terms of employment or engagement with a third party whether express or implied or of any other obligation binding on him.

28.3 The following provisions shall have effect for the purposes of the Employment Rights Act 1996 as amended:

(a)	there is no current requirement for the Director to work outside the United Kingdom for any consecutive period in excess of one month; and

(b)	there are no collective agreements currently in force which affect directly or indirectly the terms and conditions of the Director’s employment.

28.4 Any reference in this Agreement to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof.

28.5 This Agreement is governed by, and shall be construed in accordance with, the laws of England. The Courts of England shall have exclusive jurisdiction in relation to all disputes arising out of or in connection with this Agreement.

This Agreement has been executed as a deed and is delivered and takes effect on the date written on the first page of this Agreement.

SIGNED as a DEED and	)
DELIVERED by Simon Lowth	)

/s/ Simon Lowth

in the presence of:	)

Signature of witness:	/s/ Sophie Rich
Name:
Address:

Occupation:

THE COMMON SEAL of

BT GROUP PLC affixed to this

DEED is AUTHENTICATED by

/s/ Gavin Patterson
Authorised signatory
[insert name]

SCHEDULE

1.	In this Schedule:

“Expiry Date” means the date of termination or expiry of this Agreement or the date the Employment terminates for any reason.

“in any capacity” means on the Director’s own behalf or jointly with or on behalf of any person, firm or company, whether directly or indirectly.

“Business” means any business of the BT Group in the United Kingdom or any other country in which the BT Group conducts its business.

Since the Director is likely to obtain in the course of his employment with the BT Group, trade secrets and Confidential Information and personal knowledge of customers and employees of the BT Group, the Director agrees with BT that he will be bound by the following covenants for 12 months immediately following the Expiry Date (less any period of time referred to in Paragraph 21.2 of this Agreement):

The Director will not in any capacity solicit or endeavour to entice away or offer engagement or employment to, or engage or employ or procure any Designated Person, who was an employee of BT or any other Group Company at the Expiry Date, to be engaged or employed in any business outside of BT or any other Group Company.

A Designated Person is an employee of BT or any other Group Company with whom the Director has had personal dealings in the 12 months immediately preceding the Expiry Date and who had at the Expiry Date knowledge of trade secrets or Confidential Information or knowledge of and connections or influence with customers or prospective customers of BT or any other Group Company.

The Director will not in any capacity in competition with the Business, solicit or entice away or endeavour to solicit or entice away business or custom from any person, firm or company:

that was a customer or prospective customer of BT or any other Group Company during the 12 months immediately preceding the Expiry Date (“the 12 month period”); and

either (i) with whom or with which the Director personally had had dealings during the 12 month period in the course of the Employment or (ii) about whom the Director was in possession of Confidential Information.

(i)	The Director will not in any capacity in competition with the Business, do any business with accept orders from or have business dealings with any person, firm or company:

(a)	that was a customer or prospective customer of BT or any other Group Company during the 12 month period; and

(b)	either (i) with whom or with which the Director personally has had dealings during the 12 month period in the course of the Employment or (ii) about whom the Director was in possession of Confidential Information.

(ii)	The Director will not in any capacity carry on, be engaged or employed or be concerned or interested in any business, or take steps to set up, promote or facilitate the establishment of any business or provide services to any business in any case in competition with any Business with which the Director has been directly concerned at any time during the 12 month period prior to the Expiry Date.

For the purposes of this paragraph 2 of this Schedule, any reference to “engagement or employment” means engagement or employment whether under a contract or otherwise and if under a contract includes a contract of employment, or a contract for services or any other form of contract and the terms “engage” and “employ” and their derivatives shall be construed in accordance with this definition.

BT contracts with the Director in this Schedule on its own behalf and on behalf of each of its other Group Companies.

For the avoidance of doubt it is expressly agreed that each of the sub-paragraphs (i)-(iv) in paragraph 2 of this Schedule is intended to contain separate and severable restraints and if any one or more of such sub-paragraphs are for any reason unenforceable in whole or in part, then the other sub-paragraphs shall nonetheless be and remain effective.

The Director acknowledges that the restraints contained in this Schedule and each of them are necessary to protect the legitimate interests of the BT Group, are no wider than reasonably necessary for that purpose, and are reasonable as between the parties to this Agreement. The Director further acknowledges that he has had the opportunity to take independent legal advice on the contents of this Schedule.

If any of the restrictions contained in this Schedule shall be adjudged to be void or ineffective or unenforceable for whatever reason but would be adjudged to be valid and effective if part of the wording were deleted or the periods reduced or the area reduced in scope, they shall apply with such modifications as may be necessary to make them valid and effective.

Any benefit given or deemed to be given by the Director to an Group Company under this Schedule is received and held on trust by BT for the relevant Group Company. The Director hereby agrees to enter into appropriate restrictive covenants of a similar scope and duration to the restrictions in this Schedule directly with any other Group Company if required to do so by BT.